Co-optrade

30 N Gould Street, Ste 7837

SHERIDAN

WYOMING

82801

April 8,2019

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Co-optrade Offering Statement on Form 1-A Post-qualification Amendment No. 1 Filed March 28, 2019 File No. 024-10759

Dear Sir or Madam,

On behalf of Co-optrade (the “Company”), I hereby respectfully that qualification date of the offering statement be accelerated and that the offering statement be declared qualified 2 p.m., Eastern Time, Tuesday, April 9, 2019, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kindly direction.

Sincerely,

/s/ Melandrew Santos

(signed) “Melandrew Santos”

CEO of Co-optrade